Exhibit 99.1

October 1, 2018

The Manager - Listing

BSE Limited

(BSE: 507685)

The Manager - Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Completion of divestment of Data Center operations in India

Please refer to our letter dated March 14, 2018 informing about the proposal to divest Wipro’s hosted data center services business, consisting of Wipro Data Centre and Cloud Services, Inc. (USA), a portion of data center business in Germany and UK, and certain employees in India who support the above operations, to Ensono, a leading hybrid IT services provider, for an aggregate consideration of USO 405 million.

Vide our letter dated June 28, 2018, we had informed about the completion of divestment of Wipro Data Centre and Cloud Services, Inc., and data center business in Germany and UK to Ensono for a consideration of USO 399 million. Further, we had also informed that the divestment of data center operations in India for the remaining consideration of USO 6 million is likely to be completed during the quarter ending September 30, 2018, subject to receipt of requisite regulatory approvals and customary closing conditions.

As a further update, we would like to inform that the divestment of data center operations in India to Ensono has been completed on September 30, 2018.

This is for your information and records.

Thanking you,

For WIPRO LIMITED

M Sanaulla Khan

Company Secretary

Registered Office:

Wipro Limited	T : +91 (80) 2844 0011
Doddakannelli	F : +91 (80) 2844 0054
Sarjapur Road	E : info@wipro.com
Bengaluru 560 035	W : wipro.com
India	C : L32102KA1945PLC020800